CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)
Medium-Term Notes, Series A	$2,000,000	$111.60

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

Pricing Supplement dated June 25, 2009 (To the Prospectus dated February 10, 2009 and the Prospectus Supplement dated February 10, 2009)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-145845

$2,000,000 100% Principal Protected Notes due June 28, 2013 Linked to the Performance of the Dow Jones-UBS Commodity IndexSM Medium-Term Notes, Series A, No. C-115

Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.

Issuer:	Barclays Bank PLC (Rated AA-/Aa3‡)

Initial Valuation Date:	June 25, 2009

Issue Date:	June 30, 2009

Final Valuation Date:	June 25, 2013*

Maturity Date:	June 28, 2013* (resulting in a term to maturity of approximately 4 years)

Denominations:	Minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof.

Interest:	We will not pay you interest during the term of the Notes.

Principal Protection:	100%

Participation Rate:	100%

Reference Asset:	Dow Jones-UBS Commodity IndexSM (the “Index”) (Bloomberg ticker symbol “DJUBS<Index>”)

Maximum Return:	50%

Initial Level:	124.841, the settlement level of the Reference Asset on the initial valuation date.

Final Level:	The settlement level of the Reference Asset on the final valuation date.

Payment at Maturity:

If you hold your Notes to maturity, you will receive a cash payment determined as follows:

•        if the index return is greater than 0%, you will receive (a) the principal amount of your Notes plus (b) the principal amount multiplied by the product of (i) the Index Return and (ii) the participation rate, subject to a maximum return of 50%:

$1,000 + [$1,000 x Index Return x participation rate]

•        if the index return is less than or equal to 0%, you will receive the principal amount of your Notes.

Your principal is only protected if you hold the Notes to maturity.

Index Return:	The performance of the index from the initial level to the final level, calculated as follows:

Final Level – Initial Level
Initial Level

Calculation Agent:	Barclays Bank PLC

Business Day:	New York

CUSIP/ISIN:	06739J FY4 and US06739JFY47

‡	The Notes are expected to carry the same rating as the Medium-Term Notes Program, Series A, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc, and will be rated Aa3 by Moody’s Investor Services, Inc. The rating is subject to downward revision, suspension or withdrawal at any time by the assigning rating organization. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any Reference Asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.
*	Subject to postponement in the event of a market disruption event and as described under “Market Disruption Events” in this pricing supplement.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-5 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-4 of this pricing supplement.

We may use this pricing supplement in the initial sale of Notes. In addition, Barclays Capital Inc. or another of our affiliates may use this pricing supplement in market resale transactions in any Notes after their initial sale. Unless we or our agent informs you otherwise in the confirmation of sale, this pricing supplement is being used in a market resale transaction.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Agent’s Commission	Proceeds to Barclays Bank PLC
Per Note	100%	4%	96%
Total	$2,000,000	$80,000	$1,920,000

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated February 10, 2009 relating to our Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

•	Prospectus Supplement dated February 10, 2009:

http://www.sec.gov/Archives/edgar/data/312070/000119312509023309/d424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

What is the Total Return on the Notes at Maturity Assuming a Range of Index Return?

The following table illustrates the hypothetical total return at maturity on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, which results from comparing the payment at maturity per $1,000 principal amount Note to $1,000 with a participation rate of 100% and a maximum return of 50%. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Final Level	Index Return	Payment at Maturity	Total Return on the Notes
249.682	100%	$1,500.00	50.00%
237.198	90%	$1,500.00	50.00%
224.714	80%	$1,500.00	50.00%
212.230	70%	$1,500.00	50.00%
199.746	60%	$1,500.00	50.00%
187.262	50%	$1,500.00	50.00%
174.777	40%	$1,400.00	40.00%
162.293	30%	$1,300.00	30.00%
149.809	20%	$1,200.00	20.00%
137.325	10%	$1,100.00	10.00%
131.083	5%	$1,050.00	5.00%
124.841	0%	$1,000.00	0.00%
118.599	-5%	$1,000.00	0.00%
112.357	-10%	$1,000.00	0.00%
99.873	-20%	$1,000.00	0.00%
87.389	-30%	$1,000.00	0.00%
74.905	-40%	$1,000.00	0.00%
62.421	-50%	$1,000.00	0.00%
49.936	-60%	$1,000.00	0.00%
37.452	-70%	$1,000.00	0.00%
24.968	-80%	$1,000.00	0.00%
12.484	-90%	$1,000.00	0.00%
0.000	-100%	$1,000.00	0.00%

PS–2

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the index increases from an initial level of 124.841 to a final level of 149.809.

Because the final level of 149.809 is greater than the initial level of 124.841 and the index return multiplied by the participation rate does not exceed the maximum return, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 x 20.00% x 100%) = $1,200.00

Example 2: The level of the index increases from an initial level of 124.841 to a final level of 212.230.

Because the final level of 212.230 is greater than the initial level of 124.841 and the index return of 70% multiplied by the participation rate exceeds the maximum return, the investor receives a payment at maturity of $1,500.00 per $1,000 principal amount Note, the maximum payment on the Notes.

Example 3: The level of the index decreases from an initial level of 124.841 to a final level of 112.357.

Because the final level of 112.357 is less than the initial level of 124.841, the investor will receive a payment at maturity of $1000 per $1000 principal amount Note.

Selected Purchase Considerations

•	Market Disruption Events and Adjustments—The final valuation date, the maturity date and the payment at maturity are subject to adjustment as described in the following sections:

•	For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see “Market Disruption Events” in this pricing supplement; and

•

For a description of further adjustments that may affect the Reference Asset, see “Reference Assets—Indices—Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” in the prospectus supplement.

•

Appreciation Potential—The Notes provide the opportunity to enhance returns by entitling you to the positive Index Return, up to the maximum return on the Notes. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Preservation of Capital at Maturity—You will receive at least 100% of the principal amount of your Notes if you hold your Notes to maturity, regardless of the performance of the index. Because the Notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.

•

Diversification Among Components of the Dow Jones-UBS Commodity IndexSM—The return on the Note is linked to the Dow Jones-UBS Commodity IndexSM. The Dow Jones-UBS Commodity IndexSM is composed of the prices of nineteen exchange-traded futures contracts on physical commodities. For additional information about the Index, see the information set forth under “Description of the Reference Asset” in this pricing supplement.

•

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement. In addition, this discussion applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different.

PS–3

The following section is the opinion of our special tax counsel, Sullivan & Cromwell LLP, and it assumes that the description of the terms of the Notes in this pricing supplement is materially correct. The Notes should be treated as debt instruments subject to special rules governing contingent payment debt obligations for United States federal income tax purposes. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such. If you are a U.S. individual or taxable entity, you generally will be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield for the Notes and pay tax accordingly, even though you will not receive any payments from us until maturity. This comparable yield is determined solely to calculate the amount on which you will be taxed prior to maturity and is neither a prediction nor a guarantee of what the actual yield will be. In addition, any gain you may recognize on the sale or maturity of the Notes will be taxed as ordinary interest income and any loss you may realize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income in respect of the Notes and thereafter would be capital loss. If you are a secondary purchaser of the Notes, the tax consequences to you may be different.

It is possible that the Internal Revenue Service could seek to characterize your Notes in a manner that results in tax consequences that are different from those described above. For example, it is possible that the Internal Revenue Service could assert that Section 1256 of the Internal Revenue Code should apply to all or a portion of your Notes. If Section 1256 were to apply to all or a portion of your Notes, you would be required to mark to market at the end of each year the portion of your Notes to which Section 1256 applied. Gain or loss recognized with respect to such a portion of your Notes should be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes. Under this alternative treatment, it is also possible that you could be required to recognize gain or loss each time a contract tracked by the Index rolls. Such gain or loss could potentially be treated by Section 1256 as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the Notes.

For a further discussion of the tax treatment of your Notes, including information regarding obtaining the comparable yield for your Notes, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the index. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to All Securities”;

•	“Risk Factors—Additional Risks Relating to Notes Which Pay No Interest”; and

•

“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Commodities, an Index Containing Commodities, Shares or Other Interests in an Exchange-Traded Fund Invested in Commodities or Based in Part on Commodities.”

In addition to the risks described above, you should consider the following:

•

Barclays Wealth, the wealth management division of Barclays Capital Inc., may sell the Notes to certain of its customers and may receive compensation from Barclays Bank PLC in this capacity, which may create a potential conflict of interest. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity in connection with your purchase of the Notes—Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients. In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions. The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients. Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you. Barclays Wealth is acting solely as agent for Barclays Bank PLC. If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

PS–4

•

The Notes Might Not Pay More Than the Principal Amount—You may receive a lower payment at maturity than you would have received if you had invested directly in the index. If the index return is negative, you will not receive a payment at maturity of more than the principal amount of your Notes. This will be true even if the index return was positive at some time during the term of the Notes but later fell below 0%.

•

Your Maximum Gain on the Notes Is Limited to the Maximum Return—If the final level is greater than the initial level, for each $1,000 principal amount Note, you will receive at maturity $1,000 plus an additional amount that will not exceed 50% of the principal amount, even though the index return may be greater than the maximum return.

•

No Interest or Dividend Payments or Voting Rights—As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the index would have.

•

Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•

Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to offer to purchase the Notes in the secondary market but are not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.

•

Potential Conflicts—We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

•

Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the levels of the index on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the index;

•	the time to maturity of the Notes;

•	interest and yield rates in the market generally;

•	a variety of economic, financial, political, regulatory or judicial events, especially those affecting the prices of commodities underlying the Index; and

•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Program Credit Rating

The Notes are issued under the Medium-Term Notes Program, Series A (the “Program”). The Notes are expected to carry the rating of the Program, which is rated AA- by Standard & Poor’s, a division of the McGraw-Hill Companies, Inc (“S&P”), and will be rated Aa3 by Moody’s Investor Services, Inc. (“Moody’s”). An AA- rating from S&P generally indicates that the issuer’s capacity to meet its financial commitment on the obligations arising from the Program is very strong. An Aa3 rating by Moody’s indicates that the Program is currently judged by Moody’s to be an obligation of high quality and is subject to very low credit risk. The credit rating is a statement of opinion and not a statement of fact and is subject to downward revisions, suspension or withdrawal at any time by the assigning rating agency. The rating (1) does not take into account market risk or the performance-related risks of the investment (including, without limitation, the risks associated with the potential negative performance of any Reference Asset to which the Notes are linked), and (2) is not a recommendation to buy, sell or hold securities.

Market Disruption Events

The calculation agent will determine the value of the Index on each valuation date, including the final valuation date. The final valuation date may be postponed and thus the determination of the level of the Index may be postponed if the calculation agent determines that, on the final valuation date, a market disruption event has

PS–5

occurred or is continuing in respect of any index component. If such a postponement occurs, the index components unaffected by the market disruption event shall be determined on the scheduled final valuation date and the value of the affected index component shall be determined using the closing value of the affected index component on the first trading day after that day on which no market disruption event occurs or is continuing. In no event, however, will the final valuation date be postponed by more than five business days.

If the final valuation date is postponed until the fifth business day following the scheduled valuation date but a market disruption event occurs or is continuing on such day, that day will nevertheless be the valuation date and the calculation agent will make a good faith estimate in its sole discretion of the level of the relevant Index for such day.

Any of the following will be a market disruption event:

•

a material limitation, suspension or disruption in the trading of any index component which results in a failure by the trading facility on which the relevant contract is traded to report a daily contract reference price (the price of the relevant contract that is used as a reference or benchmark by market participants);

•

the daily contract reference price for any index component is a “limit price”, which means that the daily contract reference price for such contract has increased or decreased from the previous day’s daily contract reference price by the maximum amount permitted under the applicable rules or procedures of the relevant trading facility;

•

failure by the index sponsor to publish the closing value of the Index or of the applicable trading facility or other price source to announce or publish the daily contract reference price for one or more index components; or

•

any other event, if the calculation agent determines in its sole discretion that the event materially interferes with our ability or the ability of any of our affiliates to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect.

The following events will not be market disruption events:

•

a limitation on the hours or numbers of days of trading on a trading facility on which any index component is traded, but only if the limitation results from an announced change in the regular business hours of the relevant market; or

•	a decision by a trading facility to permanently discontinue trading in any index component.

Description of the Reference Asset

Dow Jones-UBS Commodity IndexSM (the “Index”) is a proprietary index that is designed to be a benchmark for commodities as an asset class. It is composed of futures contracts on physical commodities and is intended to reflect the returns that are potentially available through an unleveraged investment in those contracts.

Four Main Principles Guiding the Index

The Dow Jones-UBS Commodity IndexSM was created and is maintained using the following four main principles:

•

Economic Significance. A commodity index should fairly represent the importance of a diversified group of commodities to the world economy. To achieve a fair representation, the Dow Jones-UBS Commodity IndexSM uses both liquidity data and U.S. dollar weighted production data in determining the relative quantities of included commodities. The Dow Jones-UBS Commodity IndexSM primarily relies on liquidity data, or the relative amount of trading activity of a particular commodity, as an important indicator of the value placed on that commodity by financial and physical market participants. The Dow Jones-UBS Commodity IndexSM also

PS–6

relies on production data as a useful measure of the importance of a commodity to the world economy. Production data alone, however, may underestimate the economic significance of storable commodities (e.g., gold) relative to non-storable commodities (e.g., live cattle). Production data alone also may underestimate the investment value that financial market participants place on certain commodities, and/or the amount of commercial activity that is centered around various commodities. Additionally, production statistics alone do not necessarily provide as accurate a blueprint of economic importance as the pronouncements of the markets themselves. The Dow Jones-UBS Commodity IndexSM thus relies on data that is both endogenous to the futures market (liquidity) and exogenous to the futures market (production) in determining relative weightings.

•

Diversification. A second major goal of the Dow Jones-UBS Commodity IndexSM is to provide diversified exposure to commodities as an asset class. Disproportionate weightings of any particular commodity or sector increase volatility and negate the concept of a broad-based commodity index. Instead of diversified commodities exposure, the investor is unduly subjected to micro-economic shocks in one commodity or sector. As described further below, diversification rules have been established and are applied annually. Additionally, the Dow Jones-UBS Commodity IndexSM is rebalanced annually on a price-percentage basis in order to maintain diversified commodities exposure over time.

•

Continuity. The third goal of the Dow Jones-UBS Commodity IndexSM is to be responsive to the changing nature of commodity markets in a manner that does not completely reshape the character of the Dow Jones-UBS Commodity IndexSM from year to year. The Dow Jones-UBS Commodity Index SM is intended to provide a stable benchmark, so that end-users may be reasonably confident that historical performance data (including such diverse measures as correlation, spot yield, roll yield and volatility) is based on a structure that bears some resemblance to both the current and future composition of the Index.

•

Liquidity. Another goal of the Dow Jones-UBS Commodity IndexSM is to provide a highly liquid benchmark. The explicit inclusion of liquidity as a weighting factor helps to ensure that the Dow Jones-UBS Commodity IndexSM can accommodate substantial investment flows. The liquidity of an index affects transaction costs associated with current investments. It also may affect the reliability of historical price performance data.

These principles represent goals of the Dow Jones-UBS Commodity IndexSM and the index sponsors, and there can be no assurance that these goals will be reached by the index sponsors.

Oversight of the Dow Jones-UBS Commodity IndexSM

The index sponsors use a two-tier structure, comprised of a Supervisory Committee and an Advisory Committee, to oversee the Index. The purpose of the two-tier structure is to gain broad input into the decision-making process in respect of the Index, while also providing a mechanism for rapid reaction in the event of any market disruptions or extraordinary changes in market conditions that may affect the Index.

The Supervisory Committee is comprised of three members, two of whom are appointed by UBS and one of whom is appointed by Dow Jones. The Supervisory Committee makes all final decisions relating to the Index, given any advice and recommendations from the Advisory Committee. The Advisory Committee consists of six to twelve members drawn from the financial and academic communities.

Both the Supervisory Committee and the Advisory Committee meet annually in June or July to consider any changes to be made to the Dow Jones-UBS Commodity IndexSM for the coming year. These committees may also meet at other times as may be necessary for purposes of their respective responsibilities in connection with the oversight of the Index.

Composition of the Index

Commodities Available for Inclusion in the Index

A number of commodities have been selected that are believed to be sufficiently significant to the world economy to merit consideration for inclusion in the Dow Jones-UBS Commodity IndexSM and which are the subject of a qualifying related futures contract. The 23 potential commodities currently considered for inclusion in the Dow Jones-UBS Commodity IndexSM are aluminum, cocoa, coffee, copper, corn, cotton, crude oil, gold, heating oil, lead, live cattle, lean hogs, natural gas, nickel, platinum, silver, soybeans, soybean oil, sugar, tin, unleaded gasoline, wheat and zinc.

PS–7

Designated Contracts for Each Commodity

A futures contract known as a designated contract is selected for each commodity. With the exception of several metals contracts (aluminum, lead, tin, nickel and zinc) that trade on the LME, each of the potential commodities is the subject of a futures contract that trades on a U.S. exchange. Where the Supervisory Committee believes that there exists more than one futures contract with sufficient liquidity to be chosen as a designated contract for a commodity, the Supervisory Committee selects the futures contract traded in North America and denominated in dollars (except in the case of the commodities for which LME contracts have been selected). If more than one such contract exists, the Supervisory Committee selects the most actively traded contract. Data concerning this designated contract will be used to calculate the Index. The termination or replacement of a futures contract on an established exchange occurs infrequently; if a designated contract were to be terminated or replaced, a comparable futures contract would be selected, if available, to replace that designated contract.

The Dow Jones-UBS Commodity IndexSM Is a Rolling Index

The Dow Jones-UBS Commodity IndexSM is composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for the delivery of the underlying physical commodity. In order to avoid delivering the underlying physical commodities and to maintain exposure to the underlying physical commodities, periodically futures contracts on physical commodities specifying delivery on a nearby date must be sold and futures contracts on physical commodities that have not yet reached the delivery period must be purchased. The roll for each contract occurs over a period of five DJ-UBS Business Days each month according to a pre-determined schedule. This process is known as “rolling” a futures position, and the Dow Jones-UBS Commodity IndexSM is a “rolling index”.

A “DJ-UBS Business Day” is a day on which the sum of the Dow Jones-UBS Commodity IndexSM Percentages (as defined in the section entitled “—Annual Reweightings and Rebalancings of the Index” below) for the Dow Jones-UBS Commodity IndexSM commodities that are open for trading is greater than 50%. For example, based on the weighting of the Dow Jones-UBS Commodity IndexSM commodities for 2009, if the Chicago Board of Trade and the New York Mercantile Exchange are closed for trading on the same day, a DJ-UBS Business Day will not exist.

Determination of Composition and Weightings of the Index

The composition and weighting of the Dow Jones-UBS Commodity IndexSM is determined by UBS, under the supervision of the Supervisory Committee, each year.

In determining which commodities will be included in the Dow Jones-UBS Commodity IndexSM and their relative weightings for a given year, UBS looks to both liquidity and U.S. dollar-adjusted production data in 2/3 and 1/3 shares, respectively. For each of the 23 commodities designated for potential inclusion in the Index, liquidity is measured by the Commodity Liquidity Percentage (“CLP”) and production by the Commodity Production Percentage (“CPP”). The CLP for each commodity is determined by taking a five-year average of the product of trading volume and the historic dollar value of the designated contract for that commodity, and dividing the result by the sum of such products for all commodities which were designated for potential inclusion in the Index. The CPP is determined for each commodity by taking a five-year average of annual world production figures, adjusted by the historic dollar value of the designated contract, and dividing the result by the sum of such production figures for all the commodities which were designated for potential inclusion in the Index.

The CLP and the CPP are then combined (using a ratio of 2:1) to establish the Dow Jones-UBS Commodity IndexSM Percentage (“CIP”) for each commodity. This CIP is then adjusted in accordance with certain diversification rules in order to determine the commodities which will be included in the Dow Jones-UBS Commodity IndexSM and their respective percentage weights. The diversification rules are as follows:

•	No related group of commodities designated as a “Commodity Group” may constitute more than 33% of the Index. The Commodity Groups are:

•	Energy (currently including crude oil, heating oil, natural gas and unleaded gasoline)

•	Grains (currently including corn, soybeans, wheat and soybean oil)

•	Industrial Metals (currently including aluminum, copper, nickel and zinc)

•	Livestock (currently including lean cattle and live hogs)

PS–8

•	Precious Metals (currently including gold and silver)

•	Softs (currently including coffee, cotton and sugar)

•	No single commodity may constitute (based on target weight) more than 15% of the Index.

•	No single commodity, together with its derivatives (e.g., crude oil, together with heating oil and unleaded gasoline), may constitute (based on target weight) more than 25% of the Index.

•	No single commodity that is in the Dow Jones-UBS Commodity IndexSM may constitute (based on target weight) less than 2% of the Index.

Annual Recomposition and Reweighting of the Index

The composition of and weightings for the Dow Jones-UBS Commodity IndexSM are determined for each year in June or July of the previous year. The determinations are made by UBS under the supervision of the Supervisory Committee, reviewed at the annual meeting of the Supervisory and Advisory Committees and announced following approval by the Supervisory Committee. The new composition and weightings are then implemented the following January. Following the recomposition and reweighting, the actual weights of each commodity included in the Dow Jones-UBS Commodity IndexSM will fluctuate as market prices change and therefore may exceed or be less than the target weights.

2009 Designated Contracts and Target Weightings

The composition of the Dow Jones-UBS Commodity IndexSM for 2009 was approved by the Oversight Committee at a meeting held in August 2008. The 19 commodities included in the Dow Jones-UBS Commodity IndexSM for 2009 are: aluminum, coffee, copper, corn, cotton, crude oil, gold, heating oil, lean hogs, live cattle, natural gas, nickel, silver, soybeans, soybean oil, sugar, unleaded gasoline, wheat and zinc. The designated contracts for those commodities, and their target weights, are as follows:

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2009 Commodity Index Breakdown by Commodity

Commodity	Designated Contract	Exchange	Units	Quote	Target Weighting (%)
Aluminum	High Grade Primary Aluminum	LME	25 metric tons	USD/metric ton	7.00%
Coffee	Coffee “C”	CSCE	37,500 lbs	U.S. cents/pound	2.97%
Copper	Copper*	COMEX	25,000 lbs	U.S. cents/pound	7.31%
Corn	Corn	CBOT	5,000 bushels	U.S. cents/bushel	5.72%
Cotton	Cotton	NYCE	50,000 lbs	U.S. cents/pound	2.27%
Crude Oil	Light, Sweet Crude Oil	NYMEX	1,000 barrels	USD/barrel	13.75%
Gold	Gold	COMEX	100 troy oz.	USD/troy oz.	7.86%
Heating Oil	Heating Oil	NYMEX	42,000 gallons	U.S. cents/gallon	3.65%
Live Cattle	Live Cattle	CME	40,000 lbs	U.S. cents/pound	4.29%
Lean Hogs	Lean Hogs	CME	40,000 lbs	U.S. cents/pound	2.40%
Natural Gas	Henry Hub Natural Gas	NYMEX	Gas 10,000 mmbtu	USD/mmbtu	11.89%
Nickel	Primary Nickel	LME	6 metric tons	USD/metric ton	2.88%
Silver	Silver	COMEX	5,000 troy oz.	U.S. cents/troy oz.	2.89%
Soybeans	Soybeans	CBOT	5,000 bushels	U.S. cents/bushel	7.60%
Soybean Oil	Soybean Oil	CBOT	60,000 lbs	U.S. cents/pound	2.88%
Sugar	World Sugar No. 11	CSCE	112,000 lbs	U.S. cents/pound	2.99%
Unleaded Gasoline	Reformulated Gasoline Blendstock for Oxygen Blending	NYMEX	42,000 gal	U.S. cents/gallon	3.71%
Wheat	Wheat	CBOT	5,000 bushels	U.S. cents/bushel	4.80%
Zinc	Special High Grade Zinc	LME	25 metric tons	USD/metric ton	3.14%

*

The Dow Jones-UBS Commodity IndexSM uses the High Grade Copper contract traded on the COMEX division of the New York Mercantile Exchange for copper contract prices and LME volume data in determining the weighting of the Index.

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Calculation and Publication of the Index

The Dow Jones-UBS Commodity IndexSM is calculated by Dow Jones, in conjunction with UBS, by applying the impact of the changes to the prices of index components (based on their relative weightings).

The first step in calculating the Dow Jones-UBS Commodity IndexSM is to calculate the applicable “commodity index multipliers” or “CIMs”. Following application of the diversification rules discussed in the section entitled “—Composition of the Index—Determination of Composition and Weightings of the Index” above, CIPs are incorporated into the Dow Jones-UBS Commodity Index SM by calculating the new unit weights for each index component. On the date near the beginning of each new calendar year, the CIPs, along with the settlement prices on that date for designated contracts included in the Index, are used to determine a CIM for each index component. This CIM is used to achieve the percentage weightings of the index components, in U.S. dollar terms, indicated by their respective CIPs. After the CIMs are calculated, they remain fixed throughout the year. As a result, the observed price percentage of each index component will float throughout the year, until the CIMs are reset the following year based on new CIPs.

Once the CIMs are determined, the calculation of the value of the Dow Jones-UBS Commodity IndexSM is a mathematical process that reflects the performance of each index component. Because the Index is an excess return index, it reflects the return of underlying commodity futures price movements only.

At present, Dow Jones disseminates the Dow Jones-UBS Commodity IndexSM value approximately every 15 seconds (assuming the Dow Jones-UBS Commodity IndexSM value has changed within such 15-second interval) from 8:00 a.m. to 3:00 p.m., New York City time, and publishes a daily Commodity Index value at approximately 4:00 p.m., New York City time, on each DJ-UBS Business Day on its website at http://www.djindexes.com, on Reuters page DJUBS1 and on Bloomberg under the ticker symbol “DJUBS Index”.

Commodity Index Calculation Disruption Events

From time to time, disruptions can occur in trading futures contracts on various commodity exchanges. The daily calculation of the Dow Jones-UBS Commodity IndexSM may be adjusted in the event that UBS determines that any of the following index calculation disruption events exists:

•	the termination or suspension of, or material limitation or disruption in the trading of any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM on that day;

•	the settlement price of any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM reflects the maximum permitted price change from the previous day’s settlement price;

•	the failure of an exchange to publish official settlement prices for any futures contract used in the calculation of the Index; or

•	with respect to any futures contract used in the calculation of the Dow Jones-UBS Commodity IndexSM that trades on the LME, a business day on which the LME is not open for trading.

Additional information on the Dow Jones-UBS Commodity IndexSM is available on the following website: http://www.djindexes.com.

Historical Performance of the Index

Since its inception, the Dow Jones-UBS Commodity IndexSM has experienced significant fluctuations. Any historical upward or downward trend in the value of the Dow Jones-UBS Commodity IndexSM during any period shown below is not an indication that the value of the Dow Jones-UBS Commodity IndexSM is more or less likely to increase or decrease at any time during the term of the Dow Jones-UBS Commodity IndexSM Securities. The historical levels do not give an indication of future performance of the Index. There can be no assurance that the future performance of the Dow Jones-UBS Commodity IndexSM or its index components will result in holders of the Dow Jones-UBS Commodity IndexSM Securities receiving a positive return on their investment.

The following graphs set forth the historical performance of the index based on the daily settlement levels from January 2, 2002 through June 25, 2009. On June 25, 2009, the settlement level of the index was 124.841,.

We obtained the settlement levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets. The historical level of the index should not be taken as an indication of future performance, and no assurance can be given as to the settlement levels on the final valuation date. We cannot give you assurance that the performance of the index on the final valuation date will result in the return of any of your initial investment.

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PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

LICENSE AGREEMENTS

Dow Jones, UBS, and Barclays Bank PLC have entered into a non-exclusive license agreement providing for the license to Barclays Bank PLC, and certain of its affiliated or subsidiary companies, in exchange for a fee, of the right to use each of the Indices.

““Dow Jones®,” “DJ” “UBS®,” “Dow Jones-UBS Commodity IndexSM,” “DJ-UBSCISM” and “Dow Jones-UBS Commodity Index Total ReturnSM” are service marks of Dow Jones & Company, Inc. (“Dow Jones”) and UBS AG (“UBS AG”), as the case may be, and have been licensed for use for certain purposes by Barclays Bank PLC.

The Notes are not sponsored, endorsed, sold or promoted by Dow Jones, UBS AG, UBS Securities LLC (“UBS Securities”) or any of their respective subsidiaries or affiliates. None of Dow Jones, UBS AG, UBS Securities, or any of their respective subsidiaries or affiliates, makes any representation regarding the advisability of investing in such securities. None of Dow Jones, UBS AG, UBS Securities, or any of their affiliates makes any representation or warranty, express or implied, to the owners of or counterparts to the Notes or any member of the public regarding the advisability of investing in securities or commodities generally or in the Notes particularly. The only relationship of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates to Barclays Bank PLC is the licensing of certain trademarks, trade names and service marks and of the Indices, which are determined, composed and calculated by Dow Jones in conjunction with UBS Securities without regard to Barclays Bank PLC or the Notes . Dow Jones and UBS Securities have no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing or calculating the Index. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates is responsible for or has participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Securities are to be converted into cash. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates shall have any obligation or liability, including without limitation to securities customers, in connection with the administration, marketing or trading of the Notes. Notwithstanding the foregoing, UBS AG, UBS Securities and their respective subsidiaries or affiliates may independently issue and/or sponsor financial products unrelated to the Notes issued by Licensee, but which may be similar to and competitive with the Notes. In addition, UBS AG, UBS Securities and their respective subsidiaries or affiliates actively trade commodities, commodity indexes and commodity futures (including the Indices), as well as swaps, options and derivatives which are linked to the performance of such commodities, commodity indexes and commodity futures. It is possible that this trading activity will affect the value of the Dow Jones-UBS Commodity IndexSM, and Notes.

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This pricing supplement relates only to the Notes and does not relate to the exchange-traded physical commodity underlying the components of the Indices. Purchasers of the Notes should not conclude that the inclusion of a futures contract in an index is any form of investment recommendation of the futures contract or the underlying exchange-traded physical commodity by Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates. The information in the pricing supplement regarding the exchange-traded futures contracts which comprise the Indices has been derived solely from publicly available documents. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates has made any due diligence inquiries with respect to the exchange-traded futures contracts which comprise the Indices. None of Dow Jones, UBS AG, UBS Securities or any of their respective subsidiaries or affiliates makes any representation that these publicly available documents or any other publicly available information regarding the exchange-traded futures contracts which comprise the Indices, including without limitation a description of factors that affect the prices of such exchange-traded futures contract, are accurate or complete.

NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES GUARANTEES THE ACCURACY AND/OR COMPLETENESS OF THE INDICES OR ANY DATA RELATED THERETO AND NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES SHALL HAVE ANY LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF BARCLAYS BANK PLC’S SECURITIES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE INDICES OR ANY DATA RELATED THERETO. NONE OF DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES MAKES ANY EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE INDICES OR ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL DOW JONES, UBS AG, UBS SECURITIES OR ANY OF THEIR RESPECTIVE SUBSIDIARIES OR AFFILIATES HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES OR LOSSES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD-PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS AMONG DOW JONES, UBS SECURITIES AND BARCLAYS BANK PLC, OTHER THAN UBS AG.

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